

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2010

Via U.S. Mail

Charles Y. Tanabe
Executive Vice President and General Counsel
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

> **RE:** **Liberty Media Corporation**
> **Preliminary proxy statement on Schedule 14A**
> **Filed October 20, 2010**
> **File No. 001-33982**

Dear Mr. Tanabe:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Outstanding Issues

1.   Please tell us why you believe Liberty Media's redemption of Liberty Capital tracking stock and Liberty Starz tracking stock does not constitute a tender offer subject to Exchange Act Rule 13e-4. To the extent Liberty Media is relying on the exception contained in Rule 13e-4(h)(1), please provide a detailed analysis as to the applicability of such exception to the redemptions, including a discussion of the material terms and conditions of the redemptions contained in the governing instruments.

Summary, page 4

2.   Further, from your disclosure on page 5, we note after your redemption you will be
        issuing shares of Splitco common stock for the redeemed shares. Then, this Splitco
        common stock will be divided into two tracking stock groups, Liberty Media Capital
        Group and Splitco Starz Group. Under the Reasons for the Split-Off on page 8 and in the
        first bullet point on page 37, you state the Split-Off would simplify the complexity
        associated with a three tracking stock structure. Please explain why you believe this is
        true given that Splitco will have a two tracking stock structure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the federal securities laws and
applicable rules require. Since the company and its management are in possession of all facts
relating to a company's disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   • The company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • Staff comments or changes to disclosure in response to staff comments do not foreclose
     the Commission from taking any action with respect to the filing; and

   • The company may not assert staff comments as a defense in any proceeding initiated by
     the Commission or any person under the federal securities laws of the United States.

        Please contact Ajay Koduri, Attorney-Advisor, at 202-551-3310; Celeste M. Murphy,
Legal Branch Chief, at 202-551-3257; or me at 202-551-3810 with any other questions.

                                                Sincerely,

                                                /s/ Celeste M. Murphy for

                                                Larry Spirgel
                                                Assistant Director

cc: Via facsimile to 212-259-2503
        Renee L. Wilm, Esq.
        Baker Botts LLP